Mewbourne Energy Partners 09-A, L.P.

3901 South Broadway

Tyler, Texas 75701

May 28, 2010

Via EDGAR and First Class Mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sean Donahue

Re:	Mewbourne Energy Partners 09-A, L.P.
Form 10 filed April 30, 2010
File No. 0-53959

Dear Mr. Donahue:

Per your conversion with Andi Yorio of Vinson & Elkins L.L.P. on May 27, 2010, and due to the fact that Mewbourne Energy Partners 09-A, L.P. (the “Partnership”) is currently in the process of preparing its first quarter fiscal 2010 financial statements, the Partnership anticipates responding to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated May 26, 2010 with respect to the Partnership’s Form 10 referenced above on or prior to June 30, 2010.

Sincerely,

MEWBOURNE ENERGY PARTNERS 09-A, L.P.

By:	Mewbourne Development Corporation, its managing general partner

/s/ J. Roe Buckley
J. Roe Buckley
Executive Vice President and
Chief Financial Officer

Cc:	Robert B. Little, Vinson & Elkins L.L.P.